UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                             (Amendment No._____ )*


                        WILLIS LEASE FINANCE CORPORATION
                        --------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    970646105
                                    ---------
                                 (CUSIP Number)


                                  MAY 22, 2002

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 970646105             Schedule 13G                       Page  2 of 15
          ---------


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Endicott Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               156,700
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          156,700
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  156,700
                  -------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        1.8%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 970646105             Schedule 13G                       Page  3 of 15
          ---------


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Endicott Partners II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               153,100
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          153,100
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  153,100
                  -------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        1.7%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 970646105             Schedule 13G                       Page  4 of 15
          ---------


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Endicott Offshore Investors, Ltd.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   British Virgin Islands

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               144,725
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          144,725
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  144,725
                  -------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        1.6%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO

--------------------------------------------------------------------------------

CUSIP NO. 970646105             Schedule 13G                       Page  5 of 15
          ---------


--------------------------------------------------------------------------------
1.       Name of Reporting Person       W.R. Endicott, L.L.C.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               309,800
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          309,800
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  309,800
                  -------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        3.5%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 970646105             Schedule 13G                       Page  6 of 15
          ---------


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Endicott Management Co.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               191,750
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          191,750
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  191,750
                  -------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        2.2%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO

--------------------------------------------------------------------------------

CUSIP NO. 970646105             Schedule 13G                       Page  7 of 15
          ---------


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Wayne K. Goldstein
         S.S. or I.R.S. Identifica-     (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               7,000
Beneficially            (6)     Shared Voting Power             501,550
Owned by Each           (7)     Sole Dispositive Power          7,000
Reporting Person        (8)     Shared Dispositive Power        501,550
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  508,550
                  -------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.8%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

CUSIP NO. 970646105             Schedule 13G                       Page  8 of 15
          ---------


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Robert I. Usdan
         S.S. or I.R.S. Identifica-     (in the capacity described herein)
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [X]
         if a Member of a Group         (b)     [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               4,600
Beneficially            (6)     Shared Voting Power             501,550
Owned by Each           (7)     Sole Dispositive Power          4,600
Reporting Person        (8)     Shared Dispositive Power        501,550
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  506,150
                  -------
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                -----
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.7%
                                                                ----
--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

CUSIP NO. 970646105             Schedule 13G                       Page  9 of 15
          ---------


ITEM 1.  (a)      NAME OF ISSUER

                  Willis Lease Finance Corporation (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  2320 Marinship Way
                  Sausalito, California 94965


ITEM 2.  (a)      NAMES OF PERSONS FILING

                  (i) Endicott Partners, LP, a Delaware limited partnership ("EPLP");
                  (ii) Endicott Partners II, L.P., a Delaware limited partnership ("EPII");
                  (iii) Endicott Offshore Investors, Ltd., a British Virgin Islands international business company ("EOI");
                  (iv) W.R. Endicott, L.L.C., a Delaware limited liability company ("WRE LLC") and general partner of EPLP and EPII;
                  (v) Endicott Management Co., a Delaware corporation ("Endicott Management") and advisor to EPLP, EPII, EOI and two managed accounts.;
                  (vi) Wayne K. Goldstein ("Mr. Goldstein"), a Managing Member of WRE LLC and Co-President of Endicott Management; and
                  (vii) Robert I. Usdan ("Mr. Usdan"), a Managing Member of WRE LLC and Co-President of Endicott Management.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of each of (i) EPLP, (ii) EPII, (iii) WRE LLC, (iv) Endicott Management, (v) Mr. Goldstein and (vi) Mr. Usdan is 237 Park Avenue, Suite 801, New York, New York 10017.

                  The address of the principal business offices of EOI is c/o Trident Fund Services (B.V.I.) Ltd, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

         (c)      CITIZENSHIP

                  EPLP-- a Delaware limited partnership
                  EPII-- a Delaware limited partnership
                  EOI-- a British Virgin Islands international business company WRE LLC-- a Delaware limited liability company
                  Endicott Management-- a Delaware corporation
                  Mr. Goldstein-- United States
                  Mr. Usdan-- United States

CUSIP NO. 970646105             Schedule 13G                       Page 10 of 15
          ---------


         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock" or "Shares")

         (e)      CUSIP NUMBER

                  970646105

ITEM 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

ITEM 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                           EPLP may be deemed to beneficially own 156,700
                  Shares. EPII may be deemed to beneficially own 153,100 Shares. EOI may be deemed to beneficially own 144,725 Shares.

                           WRE LLC may be deemed to beneficially own 309,800
                  Shares as a result of its voting and dispositive power over:
                  (i) the 156,700 Shares held by EPLP and (ii) the 153,100 Shares held by EPII.

                           Endicott Management may be deemed to beneficially own
                  191,750 Shares as a result of its voting and dispositive power over (i) the 144,725 Shares held by EOI; and (ii) the 47,025 Shares held by two managed accounts.

                           Messrs. Goldstein and Usdan may each be deemed to
                  beneficially own 501,550 Shares by virtue of his ultimate voting and dispositive power over: (i) the 156,700 Shares held by EPLP; (ii) the 153,100 Shares held by EPII; (iii) the 144,725 Shares held by EOI; and (iv) the 47,025 Shares held by the two managed accounts. In addition, Mr. Goldstein and Mr. Usdan, respectively, may be deemed to beneficially own an additional 7,000 Shares and 4,600 Shares, respectively, held directly by each of them.

         (b)      PERCENTAGE BENEFICIALLY OWNED:

                           Based on calculations made in accordance with Rule
                  13d-3(d), and there being 8,830,181 Shares outstanding (as of April 15, 2002, as disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2002 as filed with the Securities and Exchange Commission on May 15,
                  2002), (i) EPLP may be deemed to beneficially own approximately 1.8% of the outstanding Shares, (ii) EPII may be deemed to beneficially own approximately 1.7% of the outstanding Shares, (iii) EOI may be deemed to beneficially own approximately 1.6% of the outstanding Shares, (iv) WRE LLC may be deemed to beneficially own

CUSIP NO. 970646105             Schedule 13G                       Page 11 of 15
          ---------


                  approximately 3.5% of the outstanding Shares, (v) Endicott Management may be deemed to beneficially own approximately 2.2% of the outstanding Shares, (vi) Mr. Goldstein may be deemed to beneficially own approximately 5.8% of the outstanding Shares and (ix) Mr. Usdan may be deemed to beneficially own 5.7% of the outstanding Shares.

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i) EPLP may be deemed to have sole power to direct
                  the voting and disposition of the 156,700 Shares it beneficially owns. EPII may be deemed to have sole power to direct the voting and disposition of the 153,100 Shares it beneficially owns. EOI may be deemed to have sole power to direct the voting and disposition of the 144,725 Shares it beneficially owns. WRE LLC may be deemed to have sole power to direct the voting and disposition of the 309,800 Shares it beneficially owns by virtue of the relationships described in
                  Item 2. Endicott Management may be deemed to have sole power to direct the voting and disposition of the 191,750 Shares it may be deemed to beneficially own by virtue of the relationships described in Item 2. Mr. Goldstein may be deemed to have sole power to direct the voting and disposition of 7,000 Shares that he beneficially owns directly. Mr. Usdan may be deemed to have sole power to direct the voting and disposition of 4,600 Shares he beneficially owns directly.

                           (ii) By virtue of the relationships between and among
                  the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan, may be deemed to share the power to direct the voting and disposition of 501,550 Shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  The limited partners and the general partner of EPLP and EPII and the shareholders and advisor of EOI and the shareholders of two managed accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EPLP, EPII, EOI and the two managed accounts in accordance with their ownership interests in such entities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

CUSIP NO. 970646105             Schedule 13G                       Page 12 of 15
          ---------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 2.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

                  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 970646105             Schedule 13G                       Page 13 of 15
          ---------


                                                                      SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of June 3, 2002


                                   ENDICOTT PARTNERS, L.P.


                                   By:  W.R. Endicott, L.L.C.,
                                        its general partner


                                   By:  /s/ Wayne K. Goldstein
                                        ---------------------------------------
                                        Name:   Wayne K. Goldstein
                                        Title:  Managing Member


                                   ENDICOTT PARTNERS II, L.P.


                                   By:  W.R. Endicott, L.L.C.,
                                        its general partner


                                   By:  /s/ Wayne K. Goldstein
                                        ---------------------------------------
                                        Name:   Wayne K. Goldstein
                                        Title:  Managing Member


                                   W.R. ENDICOTT, L.L.C.


                                   By:  /s/ Wayne K. Goldstein
                                        ---------------------------------------
                                        Name:   Wayne K. Goldstein
                                        Title:  Managing Member


                                   ENDICOTT OFFSHORE INVESTORS, LTD.


                                   By:  /s/ Robert I. Usdan
                                        ---------------------------------------
                                        Name:   Robert I. Usdan
                                        Title:  Director

CUSIP NO. 970646105             Schedule 13G                       Page 14 of 15
          ---------


                                   ENDICOTT MANAGEMENT CO.


                                   By:  /s/ Wayne K. Goldstein
                                        ---------------------------------------
                                        Name:   Wayne K. Goldstein
                                        Title:  Co-President


                                   /s/ Wayne K. Goldstein
                                   --------------------------------------------
                                   Wayne K. Goldstein


                                   /s/ Robert I. Usdan
                                   --------------------------------------------
                                   Robert I. Usdan

CUSIP NO. 970646105             Schedule 13G                       Page 15 of 15
          ---------


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.